FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: MARCH 2002

02025319

SEC Registration Number 0-18670

MAR 22 2002

ROCKWELL VENTURES INC.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

P.E. 3-1-02

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. News release dated March 11, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKWELL VENTURES INC.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

SHIRLEY MAIN

March 12, 2002

Rockwell Ventures Inc.

1020 · 800 W Pender St
Vancouver BC
Canada V6C 2V6
Tel 604 684 · 6365
Fax 604 681 · 2741
Toll Free 1 800 667 · 2114
http://www.hdgold.com

ROCKWELL TO DRILL NEW VOISEY'S BAY-TYPE DISCOVERY IN QUEBEC

March 11, 2002, Vancouver, B.C. - Ronald W. Thiessen, President and CEO of Rockwell Ventures Inc. (CDNX: RCW; OTC-BB:RCKVF) is pleased to announce that final preparations are underway to commence core drilling in mid-March at its Haut Plateau Nickel-Copper-Cobalt Project. The Haut Plateau property is a new Voisey's Bay-type discovery located in east-central Quebec. Exploration at Haut Plateau by Falconbridge in 2001 resulted in the discovery of three zones of sulphide mineralization and initial core drilling intersected appreciable concentrations of nickel, copper and cobalt over substantial widths. Rockwell has an option to earn a 60% participating joint venture interest in the property from Falconbridge Limited.

Drilling by Rockwell and Falconbridge in 2002 will initially target the Barre de Fer zone. Barre de Fer was uncovered by trenching in the area of a geophysical conductor indicated from an airborne geophysical survey. Four of five discovery holes drilled at Barre de Fer in 2001 intersected significant nickel-copper-cobalt mineralization, including 9.4 metres grading 1.48% nickel, 0.66% copper and 0.11% cobalt and 10.4 metres grading 1.32% nickel, 0.51% copper and 0.10% cobalt. This initial drilling traced the mineralization over 200 metres of strike and 200 metres down dip. The discovery is open along strike and down dip. The objective of the current drilling, of approximately 12 holes totalling 2000 metres, is to outline the full configuration of the Barre de Fer mineralization.

For further details on Rockwell Ventures Inc. please visit the Hunter Dickinson Inc. website at www.hdgold.com or contact Investor Services at (604)684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although each Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing and its home jurisdiction filings that are available at www.sedar.com.